Allianz Life Insurance Company of North America

Stewart D. Gregg
Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com

April 20, 2015

Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Post-Effective Amendment No. 2 to Registration Statement on Form S-1
        File No. 333-195462

Dear Sir/Madam:

The Registrant hereby request acceleration of the effective date of the above captioned post‑effective amendment to the Registration Statement and request that said amendment becomes effective on April 27, 2015 after the filing of such post-effective amendment.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Insurance Company of North America

/s/ Stewart Gregg
___________________________________

Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Robert DeChellis
President & CEO
Telephone:  763-765-6840

April 20, 2015

Securities and Exchange Commission
Division of Investment Management
Insured Investments Office
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Post-Effective Amendment No. 2 to Registration Statement on Form S-1
        File No. 333-195462

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrant, joins the Registrant in their request to accelerate the effective date of the above captioned post‑effective amendment to the Registration Statement and requests that said amendment become effective on April 27, 2015 after the filing of such post-effective amendment.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC

/s/ Robert DeChellis
_______________________________________